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                              August 23, 2023

       Howard W. Lutnick
       Chief Executive Officer
       CF Acquisition Corp. VIII
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. VIII
                                                            Registration
Statement on Form S-1
                                                            Filed August 14,
2023
                                                            File No. 333-273963

       Dear Howard W. Lutnick:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise your disclosure here to highlight any differences in the current trading price, the prices the Sponsor,
private placement investors and other selling securityholders acquired their ordinary
shares and warrants, and the price the public securityholders acquired their ordinary
shares and warrants. We note your disclosure discussing the price that each Selling
Securityholder paid for the common stock being registered for resale as well as the your
statement at the end of the same paragraph stating that "the Selling
                                                        Securityholders may
realize a positive rate of return on the sale of their common stock...
                                                        when the market price
per share is below $10.00 per share, even if the public stockholders experience a negative
rate of return on their investment." Later, in the last sentence of the following paragraph you
state that "[t]he closing price of the CF VIII Class A Common
 Howard W. Lutnick
CF Acquisition Corp. VIII
August 23, 2023
Page 2
      Stock on Nasdaq on August 10, 2023 was $11.00." Please disclose the potential profit the
      Selling Securityholders will earn based on the current trading price. Lastly, please revise your risk factor disclosure accordingly. We note the first two risk factors under the section titled "Risk Related to XBP Europe and the Business Combination" beginning on page 14.
2.    We note the significant number of redemptions of your Class A Common
Stock in
      connection with your Business Combination and the various extensions of the expiration of the period in which the company had to consummate the Business Combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please revise your disclosure here and where appropriate to disclose the amount of shares being registered as a percentage of your total public float. Additionally, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A Common Stock.
3. We note that certain shares being registered for resale were purchased by the Selling
      Securityholders for prices considerably below the current market price of the Class A
      Common Stock. Expand your discussion in your risk factors and MD&A to highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Common Stock. Your discussion should highlight the fact that CFAC Holdings VIII, LLC as a beneficial holder of 27% of your outstanding shares will be able to sell a significant amount of shares for so long as the registration statement of which this prospectus forms a part is available for use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,
FirstName LastNameHoward W. Lutnick
                                                            Division of
Corporation Finance
Comapany NameCF Acquisition Corp. VIII
                                                            Office of Trade &
Services
August 23, 2023 Page 2
cc:       Javad Husain
FirstName LastName